December 21, 2021
Confidential
Mr. Matthew Derby
Mr. Jeff Kauten
Mr. Stephen Krikorian
Ms. Laura Veator
Division of Corporation Finance
Office of Technology
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:
Hesai Group (CIK No. 0001861737)
Response to the Staff’s Comments on the Draft Registration Statement on Form F-1 Confidentially Submitted on October 20, 2021

Dear Mr. Derby, Mr. Kauten, Mr. Krikorian and Ms. Veator:
On behalf of our client, Hesai Group, a company organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 5, 2021 on the Company’s draft registration statement on Form F-1 confidentially submitted on October 20, 2021 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) to the Commission for confidential review.
Besides adding and revising disclosure in response to the Staff’s comments, the Company has also included (i) its unaudited condensed combined and consolidated financial statements as of and for the nine months ended September 30, 2021 and 2020, and (ii) other information and data to reflect recent developments.
The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission
December 21, 2021

Draft Registration Statement on Form F-1
Cover Page
1.
We note your risk factors on pages 49 and 57, which discuss your reliance on dividends and other distributions paid by your PRC subsidiaries, and that you intend to retain most, if not all, of your available funds and future earnings and do not expect to pay dividends in the foreseeable future after this offering. We also note your disclosure on page 69, which states, “We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiary in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us.” Please expand your disclosure on the prospectus cover page to provide a description of how cash is transferred through your organization and state whether any transfers, dividends, or distributions have been made to date. Similarly, please expand your disclosure in the prospectus summary to provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between you and your subsidiaries, and the direction of the transfer. Quantify any dividends or distributions that a subsidiary has made to you and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses to the parent company and U.S. investors.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page and pages 11 and 12 of the Revised Draft Registration Statement.
Prospectus Summary
Risks Related to Doing Business in China, page 9
2.
We note your response to prior comment 6. Please clarify that the Chinese government may intervene or influence your operations at any time and that actions by the Chinese government to exert control over offerings that are conducted overseas could cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company has revised the disclosure on page 9 of the Revised Draft Registration Statement.
Summary Combined and Consolidated Financial Data, page 18
3.
We note your response to prior comment 7 and have the following comments;

•
Revise to only present the pro forma EPS for the most recent fiscal year and interim period pursuant to Article 1-02(c)(2) of Regulation S-X.

•
Revise to include the expense for all equity awards that will vest at the effective date of your IPO, or the most recent practicable date prior to the effectiveness of this offering, including those that will vest subsequent to June 30, 2021 and disclose the date used to determine these amounts.

•
Ensure that the adjustment to the numerator assumes such adjustment was made as of the beginning of the fiscal year presented. Refer to Article 11-02(a)(6)(i)(B) of Regulation S-X.

•
Revise your Capitalization Table on page 70 to reflect the pro forma expense as calculated in the bullet above by recording an adjustment to the Additional Paid-In Capital and Accumulated Deficit for the pro forma column.

U.S. Securities and Exchange Commission
December 21, 2021

In response to the Staff’s comment, the Company has revised the disclosure on pages 19 and 70 of the Revised Draft Registration Statement.
Risk Factors
Our auditor is currently not subject to inspections by the PCAOB…, page 28
4.
Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

In response to the Staff’s comment, the Company has revised the disclosure on pages 29 and 30 of the Revised Draft Registration Statement.
We generate a substantial portion of our revenue…, page 38
5.
We note your response to prior comment 8. Please clarify the specific percentages of revenue that each of your largest customers represented for the periods presented.

In response to the Staff’s comment, the Company has revised the disclosure on pages 38 and 39 of the Revised Draft Registration Statement.
The PRC government has significant oversight…, page 45
6.
We note your response to prior comment 9. Please clarify that the Chinese government may intervene or influence your operations at any time.

In response to the Staff’s comment, the Company has revised the disclosure on page 46 of the Revised Draft Registration Statement.
Combined and Consolidated Financial Statements for the Years Ended December 31,2019 and 2020
Combined and Consolidated Statements of Operations and Comprehensive Loss for the Years Ended December 31, 2019 and 2020, page F-4
7.
Please revise to separately present the litigation settlement from the Other operating expenses (income), net since the settlement represents substantially all of that expense line item. In addition, the settlement represents a material charge to your total operating expenses and should be clearly labeled as a litigation settlement.

In response to the Staff’s comment, the Company has revised the disclosure on pages 18, 77, 84, 85, 87, F-4 and F-33 of the Revised Draft Registration Statement.
Notes to Consolidate Financial Statements
1. Organization and Nature of Operations
2021 Reorganization, page F-7
8.
We note your disclosure that upon completion of the 2021 Reorganization, per share information of the Company has been retrospectively presented from the earliest period in the combined and consolidated financial statements presented. Please clarify how you also considered retrospectively presenting your statement of financial position as of the earliest period presented, including outstanding shares, and the share information disclosed in Notes 15 and Note 17. Refer to ASC 805-50-45-4 and 5.

U.S. Securities and Exchange Commission
December 21, 2021

The Company respectfully advises the Staff that upon the completion of the equity restructuring in June 2021, it was appropriate for the Company to recognize the net assets of Shanghai Hesai on a historical cost basis with no change in basis, akin to the pooling-of-interests method given that the shareholders’ rights and obligations remained the same before and after the transaction. Neverthless, given that the parent entity, Hesai Group, was not incorporated until April 2021, shares could not be issued until that time. Therefore, the Company believes it is appropriate to reflect the legal issuance of the shares in the six months ended June 30, 2021 only and thereby no ordinary shares should be presented as issued and outstanding as in the combined and consolidated balance sheets as of December 31, 2019 and 2020.
With regards to the calculation of basic and diluted loss per share, the Company has referred to SAB Topic 4.D, Earning per Share Computations in an Initial Public Offering. Although the 92,867,927 ordinary shares of Hesai Group were only legally issued and outstanding subsequent to December 31, 2020, the Company believes the issuance was in substance a recapitalization effected contemporaneously with the offering of the ordinary shares. The subscription received and the subscription receivable for the issued shares in substance were to recapitalize the consideration paid by the investors in the historical periods for the purposes of the offering. As such, in calculating the number of ordinary shares outstanding for purposes of basic and diluted loss per share, the shares issued in the equity restructuring should be treated similar to a stock split and applied retrospectively recasting prior periods. Such retrospective application will result in a consistent basis of number of shares of ordinary shares outstanding for basic and diluted loss per share for all historical periods. When retrospective presentation of loss per share is appropriate for changes in the form of ownership, the historical balance sheets should not be retrospectively revised.
Unaudited Consolidated Financial Statements for the Six Months Ended June 30, 2020 and 2021
Unaudited Consolidated Statements of Operations and Comprehensive Loss for the Six Months Ended June 30, 2020 and 2021, page F-40
9.
Your disclosure on page 86 indicates that general and administrative expenses includes RMB105.9 million related to certain shareholders’ discounted capital injection in the 2021 Reorganization and recognition of a derivative liability to shareholders of RMB72.1 million. Please ensure that your disclosure clearly states the line items that these expense items have been classified to on your Consolidated Statements of Operations and Comprehensive Loss for the Six Months Ended June 30, 2020 and 2021. Revise accordingly.

The Company respectfully advises the Staff that the discounted capital injection expense refers to the tax costs incurred by certain shareholders in connection with the 2021 Reorganization as further described in the response to comment 10 and such amount should be RMB82.2 million. Such tax costs are recorded as general and administrative expenses in the unaudited condensed combined and consolidated statements of operations and comprehensive loss. In response to the Staff’s comment, the Company has revised the disclosure on pages F-43 and F-50 of the Revised Draft Registration Statement.
10.
Please clarify your disclosures to explain the transactions that resulted in the shareholders’ discounted capital injection expense, how you are accounting for these transactions, and the authoritative accounting literature upon which you are relying. In your response, also clarify why there is a difference between the cash distributions received from shareholders and the cash distributions paid to shareholders, as reflected on page F-42, and how you are accounting for this difference. Please also explain how the subscription receivable of RMB 339 million, described on page F-56, was determined, whether there are any uncertainties with obtaining the necessary approvals for payment, and the resulting accounting impacts if payment is not received.

U.S. Securities and Exchange Commission
December 21, 2021

The Company respectfully advises the Staff that pursuant to a framework agreement entered into by the founding shareholders and all of the investors of Shanghai Hesai, the consideration paid by the Company to acquire the equity interest of Shanghai Hesai is to be reinvested in the Company as capital contribution for subscription of ordinary shares at Hesai Group. The shareholders further agreed that for certain shareholders, namely the founding shareholders and the early stage investors, given that they were liable for capital gain tax payments to the PRC tax bureau for the sales of their equity interest in Shanghai Hesai, their capital contribution at the Cayman Island holding company level could be made net of the tax liabilities incurred. These tax payments amounted to RMB82.2 million, which represented deemed distributions only to certain shareholders in connection with the 2021 Reorganization and are not considered to be pro-rata distributions to all shareholders.
The Company has made reference to the non-reciprocal transfer guidance in ASC 845, Nonmonetary Transactions, in determining the accounting treatment for the above transaction. In accordance with ASC 845-10-30-1, a transfer of a nonmonetary asset to a stockholder or to another entity in a nonreciprocal transfer shall be recorded at the fair value of the asset transferred and a gain or loss shall be recognized on the disposition of the asset.
ASC 845-10-30-10 and 30-12 through 30-14 further discuss nonreciprocal transactions with owners and provide an exception from the general principle from recognizing nonreciprocal transfers at fair value. ASC 845-10-30-10 through 30-14 state:
30-10 Accounting for the distribution of nonmonetary assets to owners of an entity in a spinoff or other form of reorganization or liquidation or in a plan that is in substance the rescission of a prior business combination shall be based on the recorded amount (after reduction, if appropriate, for an indicated impairment of value) (see paragraph 360-10-40-4) of the nonmonetary assets distributed. Subtopic 505-60 provides additional guidance on the distribution of nonmonetary assets that constitute a business to owners of an entity in transactions commonly referred to as spinoffs. A pro rata distribution to owners of an entity of shares of a subsidiary or other investee entity that has been or is being consolidated or that has been or is being accounted for under the equity method is to be considered to be equivalent to a spinoff. Other nonreciprocal transfers of nonmonetary assets to owners shall be accounted for at fair value if the fair value of the nonmonetary asset distributed is objectively measurable and would be clearly realizable to the distributing entity in an outright sale at or near the time of the distribution.
30-12 A non-pro-rata split-off of a segment of a business in a corporate plan of reorganization shall be accounted for at fair value.
30-13 A split-off of a targeted business, distributed on a pro rata basis to the holders of the related targeted stock, shall be accounted for at historical cost. If the targeted stock was created in contemplation of the subsequent split-off, the two steps (creation of the targeted stock and the split-off) cannot be separated and shall be viewed as one transaction with the split-off being accounted for at fair value.
30-14 A dividend-in-kind recognized under paragraph 845-10-25-3 shall be measured initially at fair value by the entity and the recipient.
The guidance above only specifically provides a measurement objective (i.e., historical cost or fair value) for pro-rata and non pro-rata distributions to owners. However, over the years practice has consistently developed as follows:
•
Pro-rata distributions not otherwise addressed in ASC 845-10-30-14 are treated as equity transactions resulting in no income statement impact provided the assets distributed are not impaired (i.e., treated akin to a dividend to equity owners).

•
Non-pro-rata distributions and pro-rata distributions specifically addressed in ASC 845-10-30-14 are treated at fair value with the difference between the carrying amount (if any) and the fair value of the distributed assets recognized in earnings (i.e., disproportionate distributions are expensed).

U.S. Securities and Exchange Commission
December 21, 2021

Based on the above analysis, the Company has determined that it would be appropriate to record these tax payments in the form of non-pro-rata distributions to a few shareholders as general and administrative expenses in the unaudited condensed combined and consolidated statements of operations and comprehensive loss.
The Company respectfully advises the Staff that the difference between the cash contribution received of RMB463 million and the cash distribution paid to shareholders of RMB480 million as shown in the unaudited condensed combined and consolidated statements of cash flows for the six months ended June 30, 2021 resulted from timing differences between cash paid to shareholders for their shares in Shanghai Hesai and cash received from shareholders for their capital contribution at the Cayman Islands holding company level. The fund was subsequently received by Hesai Group in the third quarter of 2021. As disclosed in the unaudited condensed combined and consolidated statements of cash flows for the nine months ended September, 30, 2021, cash distribution paid to shareholders is the same as cash contribution received from shareholders.
The Company respectfully advises the Staff that the subscription receivable of RMB339 million is determined based on the amount of consideration on the sales of the equity interest in Shanghai Hesai as the shareholders are required to reinvest the distribution they received from Shanghai Hesai as capital contribution for the subscription of ordinary shares at Hesai Group.
Pursuant to relevant foreign exchange regulations of the PRC, a few of the Group’s shareholders are in the process of applying for overseas investment approval from the Chinese government for the transfer of funds out of China to pay for the subscription at the Cayman Islands parent company level.
The Company further advises the Staff that it has retained funds from these shareholders on the sales of their equity interest in Shanghai Hesai pending the relevant governmental approval. Once these shareholders obtain the relevant approval, the Group will then settle the consideration payable for the acquisition of their equity interests in Shanghai Hesai to facilitate their payments of the subscription receivable for the ordinary shares of Hesai Group as part of the reorganization. The Company expects that these shareholders will receive the governmental approval to facilitate the payments of the subscription receivable at Hesai Group and as such it has assessed that there is no uncertainty on the receipt of payments.
Notes to Unaudited Financial Statements
2. Summary of Significant Accounting Polices
Revenue recognition, page F-45
11.
Clarify if you consider your LiDAR products sold together with engineering design and development and validation service projects to be one distinct performance obligation and the factors you considered in making this determination. Please also clarify the factors you considered in determining to recognize revenue for certain of these arrangements over time and for certain of these arrangements at a point in time. Revise your disclosures accordingly.

The Company respectfully advises the Staff that it started to provide engineering design, development and valuation services under the contracts to develop a customized LiDAR for two customers in 2021. During these engineering, design and valuation services projects, the customers purchase a small quantity of LiDAR samples at various project milestones for their own engineering and validation testing with the final deliverable being the fully developed and customized LiDAR for volume production. Based on these contractual arrangements, the Company considers the sale of LiDAR samples and the engineering design, development and validation service to be one distinct performance obligation since the in-progress development LiDAR samples and the services are highly interdependent and they are the combined outputs for which customers have contracted under these projects.

U.S. Securities and Exchange Commission
December 21, 2021

The Company has determined the timing of the recognition of revenue from these design, development and validation projects in accordance with ASC 606-10-25-27 as follows:
An entity transfers control of a good or service over time and, therefore, satisfies a performance obligation and recognizes revenue over time, if one of the following criteria is met:
a.
The customer simultaneously receives and consumes the benefits provided by the entity’s performance as the entity performs

The Company uses its unique technical skills and its own LiDAR as the base model for the engineering, design and valuation services projects. Thus, the Company assesses that its customers would not able to receive benefits simultaneously during the engineering, design and valuation services projects because it determines that another entity would need to substantially reperform the work it has completed to date if the other entity was engaged to fulfill the remaining performance obligation to the customers.
b.
The entity’s performance creates or enhances an asset (for example, work in process) that the customer controls as the asset is created or enhanced.

Raw materials and development-in-process LiDAR are in the Company’s physical possession throughout the design, development and validation process and the Company’s customers do not have physical possession during the projects. Lastly, under these service arrangements, the LiDAR prototypes are designed following customer specifications and have no alternative use to the Company.
c.
The entity’s performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date

Under these service arrangements, the LiDAR prototypes are designed following customer specifications and have no alternative use to the Company. Contractual payments among these service projects vary, as such the Company determined whether it has an enforceable right to payment for performance completed to date, inclusive of a reasonable profit, in the event the in-process development is cancelled by the customers on a contract-by-contract basis. The Company recognizes revenue over time for in-process development prototypes if it concludes the contract terms guarantee the margin for the work up to date. For other contracts in which the Company does not have an enforceable right to payment for performance completed to date, revenue is recognized at a point in time when the customized prototype is completed.
Upon the completion of engineering design and valuation services, the Company will negotiate a separate contract to provide specific contractual terms, such as quantity and unit selling price, for the sales of LiDAR products. The timing of the recognition for the sales of LiDAR products is the same as other sales of LiDAR products, which is upon the expiration of the customer acceptance period.
In response to the Staff’s comment, the Company has revised the disclosure on page F-45 of the Revised Draft Registration Statement.
12.
For arrangements recognized over time, clarify how you have an enforceable right to payment and how you considered all of the factors in ASC 606-10-55-11 through 15. In this regard, we note your disclosure on page 38 that if your purchase orders are terminated by customers, you will be paid an amount based on (i) the price for all goods and services that have been completed in accordance with the purchase agreement and not previously paid for; and (ii) the actual costs of work-in-process and raw materials incurred in furnishing the goods or services under the purchase agreement. With respect to the work in process, clarify how you are compensated for costs incurred to date plus a reasonable profit margin and how the criteria in ASC 606-10-55-11 are met. Revise your disclosures accordingly.

U.S. Securities and Exchange Commission
December 21, 2021

The Company respectfully advises the Staff that the disclosure on page 39 is related to the LiDAR products sold to its largest customer, a leading global OEM headquartered in the United States. The purchase agreements with this customer require the delivery of the LiDAR products to the customer’s plant under the customer’s delivery schedule. Revenue is recognized at a point in time when legal title to the LiDAR products is transferred to this customer and the customer obtains the control of these products in accordance with ASC 606-10-25-30, which is determined to be upon the expiration of the customer acceptance period. Revenues recognized in 2019 and 2020 and nine months ended September 30, 2021 for this customer were all related to sales of LiDAR products. In addition to the sales of standard LiDAR products, the Company has entered into a contract in 2021 with this customer to provide engineering design, development and validation services. For the development and validation services, the contract also contains same termination terms as stipulated in products sales contract. As discussed in the response to comment 11, the Company assessed and concluded that the performance obligation under this service arrangement was not satisfied over time. No revenue was recognized under this service contract for the nine months ended September 30, 2021.
13.
Tell us how you considered separately disclosing revenue recognized over time and revenue recognized at a point in time related to your LiDAR products sold with engineering services. Please also tell us how you considered separately disclosing revenue related to your warranty service arrangements.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-45 and F-52 of the Revised Draft Registration Statement.
Derivative Liability, page F-48
14.
We note that you “signed agreements with certain shareholders holding 50,187,879 Class B ordinary shares, whereby the Group has agreed to provide an option for these shareholders to convert their ordinary shares to redeemable preferred shares”. Please tell us what consideration you gave to disclosing the actual redemption value as of June 30, 2021.

In response to the Staff’s comment, the Company has revised the disclosure on page F-49 of the Revised Draft Registration Statement to disclose the actual redemption value as of September 30, 2021.
*      *      *

U.S. Securities and Exchange Commission
December 21, 2021

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Jimmy Chen, partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by telephone at +86 21 6141-2172 or via email at jimmycchen@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.
Very truly yours,
/s/ Z. Julie Gao

Z. Julie Gao
Enclosures
cc:
Yifan Li, Co-Founder, Director and Chief Executive Officer, Hesai Group
Louis T. Hsieh, Director and Global Chief Financial Officer, Hesai Group
Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Jimmy Chen, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP
Allen Wang, Esq., Partner, Latham & Watkins LLP